Exhibit 12

UNIVERSAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Fiscal Year Ended March 31,
	2016	2015	2014	2013	2012
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$167,156	$151,330	$226,793	$201,650	$158,783
Fixed charges (net of interest capitalized)	18,499	20,993	23,974	25,646	26,882
Distribution of earnings from unconsolidated affiliates	3,422	5,228	6,508	123	16,724
Total Earnings	$189,077	$177,551	$257,275	$227,419	$202,389

Fixed Charges and Preference Dividends
Interest expense	$15,669	$17,120	$20,307	$22,013	$22,835
Interest capitalized	—	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	851	1,600	1,302	1,343	1,334
Interest component of rent expense	1,979	2,273	2,365	2,290	2,713
Total Fixed Charges	18,499	20,993	23,974	25,646	26,882
Dividends on convertible perpetual preferred stock (pretax)	22,689	22,806	22,846	22,846	22,846
Total Fixed Charges and Preference Dividends	$41,188	$43,799	$46,820	$48,492	$49,728

Ratio of Earnings to Fixed Charges	10.22	8.46	10.73	8.87	7.53

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	4.59	4.05	5.49	4.69	4.07